Exhibit 15.1

GENERATION INCOME PROPERTIES, INC. ANNOUNCES
FIRST QUARTER 2020 FINANCIAL RESULTS

FOR IMMEDIATE RELEASE

Tampa, FL, May 18, 2020 – Generation Income Properties, Inc. (OTCQB: GIPR) (“GIP” or the “Company”) today announced its results for the three months ended March 31, 2020.

Key First Quarter 2020 Operating and Financial Highlights:

●	Revenues from operations increased $606 thousand over the prior year quarter to $881 thousand

●	Portfolio of six properties was 100% occupied

●	Approximately $1.0 million of cash remained on hand

●	Net loss attributable to GIP for the quarter was $494 thousand

●	Core Funds from Operations (“Core FFO”) was $56 thousand, an increase of $153 thousand over the prior year quarter

●	Core FFO per share increased 151% over the prior year quarter to $0.027

●	Cash distribution of $.0875 per share was paid to common stockholders

●	Refinanced debt totaling $10.7 million secured by three properties with a $11.3 million fixed rate 10-year term note

CEO David Sobelman

“Our focus continues to be seeking assets that provide above market risk-adjusted returns with the potential for growth,” said founder and CEO David Sobelman. “GIP’s philosophy of buying assets that have quality credit-rated tenants is working in light of the COVID-19 environment as we continue to foster and develop our relationships within the industry. All our retail tenants, Walgreens, Starbucks, and 7-Eleven, stayed open during the first quarter.”

Financial Results

Revenue

Revenues from operations for the three months ended March 31, 2020 grew 221% to $880,638, compared to $274,206 for the comparable period in 2019 due to three revenue generating properties acquired in September 2019.

Total Expenses

The Company’s total expenses for the three months ended March 31, 2020 increased $853,080 over the quarter ended March 31, 2019 due primarily to the addition of three properties in September 2019.

Two of the new properties are commercial office buildings which have generally more building expenses than net lease properties. These acquisitions contributed, in part, to increased interest expenses of $251,869, depreciation & amortization of $257,244, building expenses of $163,001, and general, administrative, and organizational (“GAO”) expenses of $140,564. GAO expenses also included $84,000 of audit and accounting fees.

Net Loss Attributable to GIP

Net loss for the three months ended March 31, 2020 was $494,032 as compared to $207,681 for the comparable prior year period. The distributions to Redeemable Non-Controlling Interests increase the loss to common shareholders and are reflected as income attributable to such non-controlling interests.

Core Funds From Operations

Core FFO for the three months ended March 31, 2020 was $56,190, a $152,576 increase over the prior year comparable period. A reconciliation of Core FFO to net loss is included in the schedules attached hereto.

Distributions

On January 31, 2020, the Company’s Board of Directors authorized a $.0875 per share cash distribution for common stockholders of record as of February 28, 2020. The Company also paid the Non-Controlling Redeemable Interest in the Operating Partnership $.0875 per unit.

Liquidity

On February 11, 2020, the Company obtained a $11.3 million loan from DBR Investments Co. Limited (a division of Deutsche Bank) and used a portion of the proceeds to repay the (i) $3.7 million note secured by our 7-Eleven property and our Starbucks property, (ii) $6.1 million note secured by our Pratt and Whitney property, (iii) $800,000 of the outstanding principal of the $1.9 million secured, non-convertible promissory note issued by our Operating Partnership. The remainder was used for working capital purposes.

The $11.3 million loan is secured by first priority mortgages on our 7-Eleven property, our Starbucks property, and our Pratt and Whitney property.

The Company had approximately $1.0 million of cash on hand as of March 31, 2020.

Company Contact:

Justin Gore - Director of Communications

Generation Income Properties Inc.

Tel (813) 448-1234

jgore@gipreit.com

About Generation Income Properties

Generation Income Properties, Inc., located in Tampa, Florida, is an internally managed real estate investment trust formed to acquire and own, directly and jointly, real estate investments focused on retail, office and industrial net lease properties located primarily in major United States cities, with an emphasis on the major coastal markets. GIP invests primarily in freestanding, single-tenant commercial retail, office and industrial properties.

Additional information about Generation Income Properties, Inc. can be found at the Company’s corporate website: www.gipreit.com.

Forward-Looking Statements:

This press release, whether or not expressly stated, may contain “forward-looking” statements as defined in the Private Securities Litigation Reform Act of 1995. It reflects the company’s expectations regarding future events and economic performance and are forward-looking in nature and, accordingly, are subject to risks and uncertainties. Such forward-looking statements include risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements which are, in some cases, beyond the Company’s control which could have a material adverse effect on the company’s business, financial condition, and results of operations. Some of these risks and uncertainties are identified in the company’s most recent Annual Report on Form 1-K and its other filings with the SEC, which are available at www.sec.gov. The occurrence of any of these risks and uncertainties could have a material adverse effect on the company’s business, financial condition, and results of operations. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Generation Income Properties, Inc.

Consolidated Balance Sheet

	As of March 31,	As of December 31,
	2020	2019
	(Unaudited)
Assets

Investment in real estate
Property	$35,717,058	$35,462,653
Tenant improvements	482,701	482,701
Acquired lease intangible assets	2,829,382	2,858,250
Less accumulated depreciation and amortization	(1,221,916)	(864,898)
Total investments	37,807,225	37,938,706
Cash and cash equivalents	855,640	974,365
Restricted cash	184,800	424,000
Deferred Rent asset	52,767	65,102
Prepaid expenses	204,773	78,008
Deferred financing costs	229,871	590,990
Accounts Receivable	73,848	73,848
Escrow deposit and other assets	28,421	10,607
Total Assets	$39,437,345	$40,155,626

Liabilities and Stockholder’s Equity

Liabilities
Accounts payable	$150,906	$82,937
Accrued expenses	110,853	473,545
Acquired lease intangible liability, net	497,770	525,144
Insurance payable	118,887	55,200
Deferred rent liability	150,046	89,599
Note Payable - related party	1,100,000	1,900,000
Mortgage loans, net of unamortized discount of $749,100 and $182,255 at March 31, 2020 and December 31, 2019, respectively	27,256,339	26,397,547
Total liabilities	29,384,801	29,523,972

Redeemable Non-Controlling Interests	8,198,251	8,198,251

Stockholders’ Equity
Common stock, $0.01 par value, 100,000,000 shares authorized; 2,100,960 shares issued and outstanding at March 31, 2020 and 2,100,960 at December 31, 2019	21,010	21,010
Additional paid-in capital	4,672,804	4,757,882
Accumulated deficit	(2,839,521)	(2,345,489)
Total Generation Income Properties, Inc. stockholders’ equity	1,854,293	2,433,403

Total Liabilities and Stockholders’ Equity	$39,437,345	$40,155,626

Generation Income Properties, Inc.

Consolidated Statements of Operations (unaudited)

	Three Months ended March 31,
	2020	2019
Revenue
Rental income	$880,638	$274,206

Expenses
General, administrative and organizational costs	241,364	100,800
Building expenses	189,461	26,460
Depreciation and amortization	357,018	99,774
Interest expense, net	376,290	124,421
Compensation costs	67,693	27,291
Total expenses	1,231,826	378,746
Net Loss	$(351,188)	$(104,540)

Less: Net income attributable to Non-controlling interest	142,844	103,141
Net Loss attributable to Generation Income Properties, Inc.	$(494,032)	$(207,681)

Total Weighted Average Shares of Common Shares Outstanding	2,100,960	1,839,767

Basic and Diluted Loss Per Share Attributable to Common Stockholder	$(0.24)	$(0.11)

Generation Income Properties, Inc.

Consolidated Statements of Cash Flows (unaudited)

	Three Months ended March 31,
	2020	2019
OPERATING ACTIVITIES
Net loss	$(351,188)	$(104,540)
Adjustments to reconcile net loss to cash used in operating activities
Depreciation	254,402	76,295
Amortization of acquired lease intangible assets	102,616	23,479
Amortization of debt issuance costs	50,712	11,521
Amortization of below market leases	(27,374)	(3,531)
Stock award compensation	20,023	—
Changes in operating assets and liabilities
Accounts receivable	—	1,668
Other assets	(17,814)	(14,328)
Deferred rent asset	12,335	(6,299)
Prepaid expenses	(131,494)	(104,136)
Accounts payable	67,969	100,305
Accrued expenses	758	(263,470)
Deferred rent liability	60,447	—
Net cash generated from (used in) operating activities	41,392	(283,036)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of land, buildings, other tangible and intangible assets	(225,537)	—
Escrow deposits for purchase of properties	—	110,000
Net cash (used in) generated from investing activities	(225,537)	110,000

CASH FLOWS FROM FINANCING ACTIVITIES:
Mortgage loan borrowings	11,287,500	—
Mortgage loan repayments	(9,861,863)	(2,563)
Note payable - related party repayments	(800,000)	—
Deferred financing costs paid in cash	(55,031)	—
Insurance financing borrowings	106,084	51,125
Insurance financing repayments	(42,397)	—
Stock costs paid in cash	—	(50,000)
Debt issuance costs paid in cash	(560,128)	—
Distribution on redeemable non-controlling interests	(142,844)	(48,214)
Dividends paid on common stock	(105,101)	—

Net cash used in financing activities	(173,780)	(49,652)

NET DECREASE IN CASH	(357,925)	(222,688)
CASH - BEGINNING OF PERIOD	1,398,365	642,132
CASH - END OF PERIOD	$1,040,440	$419,444

CASH TRANSACTIONS
Interest Paid	314,894	99,820
NON-CASH TRANSACTIONS
Deferred distribution on redeemable preferred equity accrued	—	54,927

Core Funds From Operations

Our reported results are presented in accordance with GAAP. We also disclose funds from operations (FFO) and adjusted funds from operations (AFFO) both of which are non-GAAP financial measures. We believe these two non-GAAP financial measures are useful to investors because they are widely accepted industry measures used by analysts and investors to compare the operating performance of REITs.

FFO and AFFO do not represent cash generated from operating activities and are not necessarily indicative of cash available to fund cash requirements; accordingly, they should not be considered alternatives to net income as a performance measure or cash flows from operations as reported on our statement of cash flows as a liquidity measure and should be considered in addition to, and not in lieu of, GAAP financial measures.

The following table reconciles net income (which we believe is the most comparable GAAP measure) to FFO and AFFO:

	Three Months ended March 31,
	2020	2019

Net Loss attributable to Generation Income Properties, Inc.	$(494,032)	$(207,681)
Depreciation and amortization	357,018	99,774
Funds From Operations	(137,014)	(107,907)

Amortiation of deferred financing costs	50,712	11,521
Distribution on redeemable non-controlling interests OP Units	122,469	—
Non-cash stock compensation	20,023	—

Core Funds From Operations	56,190	(96,386)

Net Loss attributable to Generation Income Properties, Inc.	$(494,032)	$(207,681)
Depreciation and amortization	357,018	99,774
Amortiation of deferred financing costs	50,712	11,521
Above-and below-market lease related intangibles	(27,374)	(3,531)
Adjusted Funds From Operations	(113,676)	(99,917)

Distribution on redeemable non-controlling interests OP Units	122,469	—
Non-cash stock compensation	20,023	—
Public company consulting fees	20,000	—

Adjustments From Operations	162,492	—
Core Adjusted Funds From Operations	$48,816	$(99,917)

We compute FFO in accordance with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT. NAREIT defines FFO as GAAP net income or loss adjusted to exclude extraordinary items (as defined by GAAP), net gain or loss from sales of depreciable real estate assets, impairment write-downs associated with depreciable real estate assets and real estate related depreciation and amortization, including the pro rata share of such adjustments of unconsolidated subsidiaries. To derive AFFO, we modify the NAREIT computation of FFO to include other adjustments to GAAP net income related to non-cash revenues and expenses such as amortization of deferred financing costs, amortization of capitalized lease incentives, above- and below-market lease related intangibles, non-cash stock compensation, and non-cash compensation. Such items may cause short-term fluctuations in net income but have no impact on operating cash flows or long-term operating performance. We use AFFO as one measure of our performance when we formulate corporate goals.

FFO is used by management, investors and analysts to facilitate meaningful comparisons of operating performance between periods and among our peers primarily because it excludes the effect of real estate depreciation and amortization and net gains on sales, which are based on historical costs and implicitly assume that the value of real estate diminishes predictably over time, rather than fluctuating based on existing market conditions. We believe that AFFO is an additional useful supplemental measure for investors to consider because it will help them to better assess our operating performance without the distortions created by other non-cash revenues or expenses. FFO and AFFO may not be comparable to similarly titled measures employed by other companies.

We also use Core FFO and Core AFFO to adjust for non-capitalized costs incurred by the Company in relation to initial public company status and costs incurred with up-listing to Nasdaq. These costs will typically include non-cash stock compensation, consulting fees to investment banks, consultants for advice for public company status and distribution on redeemable non-controlling interest OP Units. Core FFO and Core AFFO may not be comparable to similarly titled measures employed by other companies.